Exhibit 21

SUBSIDIARIES OF ACETO CORPORATION

Subsidiary	State or other jurisdiction of corporation or organization

Acci Realty Corp.	New York
Aceto (Holding) B.V.	The Netherlands
Aceto (Hong Kong) Ltd.	Hong Kong
Aceto Agricultural Chemical Corporation Limited	United Kingdom
Aceto Agricultural Chemicals Corp.	New York
Aceto B.V.	The Netherlands
Aceto FineChem GmbH	Germany
Aceto France S.A.S.	France
Aceto Health Ingredients GmbH	Germany
Aceto Holding GmbH	Germany
Aceto Ltd.	Bermuda
Aceto Holding Luxembourg S.a.r.L.	Luxembourg
Aceto Agricultural Chemicals Corp. Mx, S De R. L. DE C.V	Mexico
Aceto Pharma India Pvt. Ltd.	India
Aceto (Shanghai) Ltd.	China
Aceto Pharma GmbH	Germany
Acetopharma Philippines, Inc.	Philippines
Aceto Pte Ltd.	Singapore
Aceto Realty LLC	New York
Acetris Health, LLC	Delaware
Arsynco, Inc.	New Jersey
Canegrass, LLC	Delaware
PACK Pharmaceuticals, LLC	Arizona
Pharma Waldhof GmbH	Germany
Rising Health, LLC	Delaware
Rising Pharmaceuticals, Inc.	Delaware